SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

17 February 2005

FISCAL YEAR 2004-05

THIRD QUARTER 2004-05

•	Positive results against a backdrop of steep increases in oil prices

•	Good performance of the passenger activity with a load factor of 77.7% (up 0.3 point)

•	Strong recovery confirmed in the cargo activity

•	Operating costs under control (excluding fuel)

YEAR TO DATE AT DECEMBER 31, 2004

•	Significant Improvement of the results compared with last year

•	half-point increase in operating margin

•	Net group income share up 42.8%

The Board of Directors of Air France-KLM, which met on February 16, 2005 under the chairmanship of Jean-Cyril Spinetta, reviewed the accounts for the third quarter of 2004-05.

Consolidated Figures

Fiscal 2004-05	Quarter ending December 31			Year to date at December 31
(in M€)	2004	2003 pro forma	2003 published (1)	2004 (2)(3)	2003(2) pro forma	2003 published (1)
Turnover	4,858	4,598	3,132	14,453	13,395	9,325
EBITDAR	647	719	468	2,262	2,098	1,414
Operating income before aircraft sales	29	153	61	480	371	148
Earnings before taxes and amortization of goodwill	61	72	44	445	285	137
Net group income	61	61	28	357	250	80
Net earnings per share (in €)	—	—	—	1.35	—	0.36

(1)	Air France Group only

(2)	Consolidation of the Air France group over 9 months (April-December) and the KLM group over 8 months (May-December)

(3)	Consolidation of Servair over 12 months (January-December 2004)

Third quarter ended December 31, 2004: operating income before aircraft disposals of 29 million euros

The Air France-KLM group posted a satisfactory performance in terms of activity during the third quarter of fiscal 2004-05 particularly in its cargo business. However, the huge increase in oil prices negatively impacted the group’s profitability.

Turnover was up 5.7% to 4.86 billion euros after a negative currency impact of 1.9%. Operating expenses grew 8.6% to 4.83 billion euros, after a 57.8% hike in the fuel item to 786 million euros (498 million at December 31, 2003) due to the combined effects of a 4.4% increase in volumes, a 64.2% increase in the price of fuel after hedge, and a positive dollar effect of 7.6%. Hedging saved 85 million euros, or approximately 11% of the oil bill. Excluding oil prices, operating expenses were up 2.4%, compared with production measured in equivalent available seat kilometers (EASK), which rose 5.8%.

1/5

Personnel costs rose 3.5% to 1.50 billion euros (1.45 billion at December 31, 2003), with a total work force of 102,252 employees (-1.1%).

Unit costs measured in equivalent available seat kilometers (EASK) were up 3.0%, but declined 2.3%, however, at constant currency and oil prices.

EBITDAR totaled 647 million euros (-10.0%). After gains on aircraft disposals of 2 million, operating income was 31 million euros (149 million euros at December 31, 2003).

Financial income rose sharply (-40 million euros at December 31, 2004, up from -87 million at December 31, 2003), due to a decline in net interest charges, currency gains (20 million euros), and net provision write-backs (7 million euros).

After taking into account net gains of 64 million (mainly from Air France’s sale of its stake in Amadeus France to Amadeus GTD) and 15 million in income from the equity affiliates, earnings before taxes and amortization of goodwill totaled 61 million. After taxes and amortization of goodwill, net income group share was 61 million (61 million at December 31, 2003).

Sector information

Passenger activity

Over the quarter ended December 31, 2004, traffic grew 5.9% with an increase of 5.4% in capacities, resulting in a load factor that improved by 0.3 point to 77.7%.

Total turnover for the passenger business totaled 3.77 billion euros (+3.9%) after a negative currency impact of 1.8%. Under the impact of the hike in oil prices, which was partially offset by the fuel surcharges, the operating loss for passenger activity was 39 million euros versus operating income of 114 million at December 31, 2003.

	Quarter ended December 31
	2004	2003	Change
Scheduled passenger turnover (in M€)	3,534	3,408	+3.7%
Unit revenue per ASK (in € cents)	6.52	6.63	-1.7%
Unit revenue per RPK (in € cents)	8.39	8.57	-2.1%
Unit cost per ASK (in € cents)	6.50	6.32	+2.9%

Unit revenue per available seat kilometer remained stable, excluding a negative currency effect of 1.8%. Passenger yield was down 0.3% on a constant currency basis. Unit costs per available seat kilometer were down 1.7% at constant currency and oil prices.

Cargo activity

The cargo activity continued the strong recovery that began in the second quarter, with a 10.3% increase in traffic for an 8.0% increase in capacities for the third quarter. The cargo load factor improved 1.5 points to 72.2%.

Total Cargo turnover grew 15.4% to 718 million euros despite a negative currency impact of 3.5%. Cargo operating income was up substantially to 63 million euros (34 million euros at December 31, 2003).

	Quarter ended December 31
	2004	2003	Change
Cargo traffic turnover (in M€)	668	571	+17.0%
Unit revenue per ATK (in euro cents)	17.3	15.97	+8.1%
Unit revenue per RTK (in € cents)	23.91	22.57	+6.0%
Unit cost per ATK (in € cents)	15.42	14.81	+4.1%

Unit revenue per available tonne kilometer was up 12.4% excluding a negative currency impact of 4.3%. Unit costs per available tonne kilometer were down 3.4% at constant currency rates and oil prices.

2/5

Maintenance

The maintenance sector posted third-party sales of 189 million euros (up 3.8%). Operating income was 11 million euros compared with a loss of 5 million at December 31, 2003. This improvement is due to the first impact of the synergies between Air France and KLM.

Other activities

Revenues from other activities totaled 180 million euros (+9.1%), including 90.0 million in revenues from Transavia and 43.3 million in sales from the Servair group. The operating loss was 4 million euros (income of 6 million at December 31, 2003).

Earnings before taxes and amortization of goodwill of 445 million euros as of YTD at December 31, 2004 (285 million at December 31, 2003)

Turnover rose 7.9% to 14.45 billion euros. Operating expenses increased 7.3% to 13.97 billion euros under the impact of a 37.2% jump in the oil bill to 2.03 billion euros. Unit costs measured in equivalent available seat kilometers (EASK) were down 1.0%, and declined 4.0% at constant currency and oil prices.

Operating income before aircraft disposals was 480 million (371 million euros at December 31, 2003). The operating margin (the ratio of operating income before aircraft disposals to turnover) improved by a half point, rising from 2.8% at December 31, 2003 to 3.3% at December 31, 2004.

The financial result deteriorated slightly, increasing from a charge of 131 million to a charge of 156 million, which included net increases of 16 million in financial provisions, compared with net write-backs of 26 million one year earlier, and much lower foreign exchange gains (6 million at December 31, 2004 versus 31 million at December 31, 2003).

Earnings before taxes and amortization of goodwill was 445 million euros versus 285 million at December 31, 2003. After a tax charge of 136 million (80 million at December 31, 2003), net group income totaled 357 million euros, an increase of 42.8% (250 million at December 31, 2003). Earnings per share amounted to 1.35 euro.

For the year to date at December 31, 2004, the restatement of the KLM financial statements according to French standards and the accounting treatment of the acquisition price, which will only be finally fixed on 31 March 2005, had a positive impact of 78 million on operating income (80 million at December 31, 2003) and a positive impact of 107 million (95 million at December 31, 2003) on net income, including 69 million in positive goodwill amortization.

Sector information

Passenger activity

Passenger activity posted an increase of 9.7% with an 8.0% growth in capacities, resulting in a load factor that improved 1.2 points to 78.9%.

Total turnover for passenger activity rose 7.4% to 11.37 billion euros. Operating income for passenger operations totaled 310 million euros (+18.8%).

	Year to date at December 31 (1)
	2004	2003	Change
Scheduled passenger turnover (in M€)	10,652	9,931	+7.3%
Unit revenue per ASK (in € cents)	6.60	6.66	-0.7%
Unit revenue per RPK (in € cents)	8.38	8.57	-2.2%
Unit cost per ASK (in € cents)	6.33	6.40	-1.0%

(1)	Consolidation of the Air France group over 9 months (April-December) and the KLM group over 8 months (May-December)

Unit revenue per available seat kilometer was up 1.0% excluding a negative currency impact of 1.7%. Unit costs per available seat kilometer declined 3.5% at constant currency and oil prices.

3/5

Cargo activity

Cargo traffic was up 10.5% with capacities up 9.8% generating a gain of 0.4 point in the cargo load factor to 68.9%.

Turnover totaled 1.87 billion euros (+10.1%). Cargo operating income more than doubled from 37 million at December 31, 2003 to 76 million at December 31, 2004.

	Year to date at December 31 (1)
	2004	2003	Change
Cargo traffic turnover (in M€)	1,730	1,553	+11.4%
Unit revenue per ATK (in € cents)	15.70	15.50	+1.5%
Unit revenue per RTK (in € cents)	22.83	22.65	+0.8%
Unit cost per ATK (in € cents)	14.85	14.95	-0.7%

(1)	Consolidation of the Air France group over 9 months (April-December) and the KLM group over 8 months (May-December)

Unit revenues per available tonne kilometer rose 4.7% on a constant currency basis. Unit costs declined 5.0% at constant currency and oil prices.

Maintenance

The maintenance sector recorded third-party revenues of 566 million euros (up 4.0%). Operating income was 37 million compared with 32 million euros at December 31, 2003.

Other activities

Turnover for other activities totaled 654 million (+14.3%) including 12 months of Servair revenues. Excluding the Servair impact, the growth was 6.6%. Operating income improved to 65 million from 46 million at December 31, 2003. This increase was primarily driven by the strong performance of the charter operations of the KLM subsidiary Transavia and Servair during the first half.

Financial position: debt/equity ratio under control

The tangible and intangible investments of the Air France-KLM group totaled 1.62 billion euros at December 31, 2004. These investments include the capitalization of a portion of the maintenance costs for around 200 million euros. These investments were financed by operating cash flow of 1.56 billion euros and 260 million euros from sales of fixed assets.

The structure of the balance sheet again improved with net long-term debts of 5.33 billion (5.36 billion at September 30, 2004) and equity capital of 5.22 billion (5.15 billion at September 30, 2004). Thus, the gearing of the group improved from 1.04 at September 30 to 1.02 at December 31, 2004.

Outlook for the current financial year

The rollout of the synergies allows the Group to confirm that the amount of 90 million euros remains on track for completion in this fiscal year. Moreover, the two airlines continue to implement their cost-saving programs. In a context characterized by a historic high level of fuel prices but given the sustained activity at the beginning of this fourth quarter, the group confirms in its target of a higher operating income than last year.

Corporate governance

On December 9, 2004, the French State sold 17.7% of its stake in Air France-KLM through an accelerated book building . The Board of Directors was modified as a result. Messrs. Delahousse, Faréniaux, Guyard, Lambert and Samuel-Lajeunesse, directors representing the State, resigned. The Board appointed director Pierre-Henri Gourgeon, Deputy CEO of Air France.

4/5

Agenda

Thursday 17 February 2005:

•	audio-web conference at 2:00 pm (London time)

•	to connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

•	to visualize the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ3)

•	for instant replay, please dial 00 44 207 031 4064 (code: 640829)

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

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AIR FRANCE - KLM GROUP

CONSOLIDATED INCOME STATEMENT

	Third quarter ended				April - December
In € millions	12.31.2004	12.31.2003	12.31.2003	Variation	12.31.2004	12.31.2003	12.31.2003	Variation
		Proforma	Published			Proforma	Published
Operating revenues
Scheduled passenger	3,534	3,408	2,394	3.7%	10,652	9,931	7,173	7.3%
Other passenger revenues	237	221	199	7.2%	716	654	586	9.5%
Total Passenger	3,771	3,629	2,593	3.9%	11,368	10,585	7,759	7.4%

Cargo	668	571	341	17.0%	1,730	1,553	956	11.4%
Other cargo revenues	50	51	38	-2.0%	135	141	115	-4.3%
Total Cargo	718	622	379	15.4%	1,865	1,694	1,071	10.1%

Maintenance	189	182	117	3.8%	566	544	380	4.0%
Others	180	165	43	9.1%	654	572	115	14.3%

Total operating revenues	4,858	4,598	3,132	5.7%	14,453	13,395	9,325	7.9%

Operating charges
Aircraft fuel	(786)	(498)	(317)	57.8%	(2,034)	(1,483)	(974)	37.2%
Chartering costs	(142)	(131)	(108)	8.4%	(410)	(368)	(301)	11.4%
Aircraft operating lease costs	(161)	(156)	(111)	3.2%	(477)	(468)	(350)	1.9%
Landing fees & en route charges	(371)	(353)	(233)	5.1%	(1,107)	(1,033)	(687)	7.2%
Catering	(94)	(97)	(75)	-3.1%	(304)	(288)	(229)	5.6%
Handling charges & other operating costs	(270)	(276)	(192)	-2.2%	(808)	(809)	(571)	-0.1%
Aircraft maintenance costs	(152)	(170)	(94)	-10.6%	(473)	(470)	(280)	0.6%
Commercial & distribution costs	(352)	(367)	(265)	-4.1%	(1,082)	(1,092)	(798)	-0.9%
Other external expenses	(482)	(477)	(304)	1.0%	(1,423)	(1,366)	(882)	4.2%

External expenses	(2,810)	(2,525)	(1,699)	11.3%	(8,118)	(7,377)	(5,072)	10.0%

Salaries & related costs	(1,504)	(1,453)	(1,023)	3.5%	(4,378)	(4,229)	(3,048)	3.5%
Taxes other than income tax	(58)	(57)	(53)	1.8%	(172)	(159)	(141)	8.2%

Gross operating result before aircraft operating lease costs	647	719	468	-10.0%	2,262	2,098	1,414	7.8%

Gross operating result	486	563	357	-13.7%	1,785	1,630	1,064	9.5%

Charge to depreciation/amortization, net	(413)	(385)	(283)	7.3%	(1,207)	(1,187)	(887)	1.7%
Charge to operating provisions, net	(34)	(17)	(25)	100.0%	(58)	(42)	(39)	38.1%
Other income and charges, net	(10)	(8)	12	25.0%	(40)	(30)	10	33.3%

Total operating charges	(4,829)	(4,445)	(3,071)	8.6%	(13,973)	(13,024)	(9,177)	7.3%

E.B.I.T	29	153	61	-81.0%	480	371	148	29.4%

Gain on disposal of flight equipment, net	2	(4)	0	-150.0%	8	5	1	60.0%

Operating income	31	149	61	-79.2%	488	376	149	29.8%

Restructuring costs	(9)	(6)	(6)	50.0%	(9)	(17)	(17)	-47.1%
Financial income	15	15	9	0.0%	81	42	29	92.9%
Financial expenses	(82)	(91)	(34)	-9.9%	(227)	(230)	(105)	-1.3%
Foreign exchange losses, net	20	(5)	7	-500.0%	6	31	32	-80.6%
Net (charge) release to provisions	7	(6)	(6)	-216.7%	(16)	26	14	-161.5%
Net financial charges	(40)	(87)	(24)	-54.0%	(156)	(131)	(30)	19.1%

Gain on disposals of subsidiaries and affiliates	64	1	1	6300.0%	64	13	1	392.3%

Pretax income (loss)	46	57	32	-19.3%	387	241	103	60.6%

Share in net income of equity affiliates	15	15	12	0.0%	58	44	34	31.8%
Amortization of goodwill	13	12	(3)	8.3%	55	55	(11)	0.0%

Income (loss) before income taxes and minority interests	74	84	41	-11.9%	500	340	126	47.1%

Income tax	(14)	(19)	(11)	-26.3%	(136)	(80)	(43)	70.0%

Income (loss) before minority interests	60	65	30	-7.7%	364	260	83	40.0%

Minority interests	1	(4)	(2)	-125.0%	(7)	(10)	(3)	-30.0%

NET INCOME (LOSS)	61	61	28	0.0%	357	250	80	42.8%

FLEET AS OF 31 DECEMBER 2004

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
B747-400	9	8	1	1	5	7	15	16	15	16
B747-300/200	7	7			2	0	9	7	9	7
B777-200/300	14	16	2	4	9	12	25	32	25	31
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	4	1	1	9	9	13	14	12	13
B767-300	1	1					1	1	0	0

Long-haul fleet	42	44	10	12	33	36	85	92	83	89

B747-400	1	1			2	3	3	4	3	4
B747-200	5	5	1	1	4	2	10	8	10	8

Cargo	6	6	1	1	6	5	13	12	13	12

A321	8	11	2		2	2	12	13	12	13
A320	44	47	5	5	17	15	66	67	65	67
A319	17	18	4	4	18	21	39	43	39	43
A318	5	9					5	9	5	9
B737-300/500	6	4	3	3	16	11	25	18	23	18

Medium-haul fleet	80	89	14	12	53	49	147	150	144	150

Total Air France fleet	128	139	25	25	92	90	245	254	240	251

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	1	1	9	9			10	10	10	10
F100-100	1	1			9	9	10	10	10	10

Total	4	4	20	20	15	15	39	39	39	39

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
BAE146-200/300*	1	5	0	0	14	12	15	17	15	17

Total	1	5	0	0	14	12	15	17	15	17

* including 3 aircraft sub-leased by KLM U.K. to CityJet ☐

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
BEECH 1900	6	6	1	1	1	1	8	8		0
EMB145-EP/MP	1	2	9	8	17	17	27	27	27	27
EMB135-ER	3	2	2	3	4	4	9	9	9	9
EMB120-ER	3	7	3	3	8	4	14	14	12	11
F100-100						6	0	6		6
F70-70					9	5	9	5	9	5
SAAB 2000					6	6	6	6	6	6

Total	13	17	15	15	45	43	73	75	63	64

Total Regional fleet	18	26	35	35	74	70	127	131	117	120

Air Ivoire

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
F28			3	3			3	3	3	3
A321						1	0	1		1

Total	0	0	3	3	0	1	3	4	3	4

TOTAL Air France Group	146	165	63	63	166	161	375	389	360	375

FLEET AS OF 31 DECEMBER 2004

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
B747-400	6	6	16	16			22	22	22	22
B777-200			3	4	3	5	6	9	6	9
MD11			8	8	2	2	10	10	10	10
A330-200							0	0
B767-300					12	12	12	12	12	12

Long-haul fleet	6	6	27	28	17	19	50	53	50	53

B747-400			3	3			3	3	3	3
Cargo	0	0	3	3	0	0	3	3	3	3
B737-900			1	2	3	3	4	5	5	5
B737-800	6	7	19	19	4	4	29	30	29	30
B737-700			4	4	5	5	9	9	8	9
B737-400	5	6	2		7	7	14	13	14	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	17	19	27	26	26	26	70	71	70	71

Total KLM fleet	23	25	57	57	43	45	123	127	123	127

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
F70	16	18	1	0	3	3	20	21	20	21
F50		0	6	6	4	4	10	10	10	10

Total KLM Cityhopper fleet	16	18	7	6	7	7	30	31	30	31

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04	3/31/04	12/31/04
BAE 146 100/300					5	2	5	2	5	0
F100	1	1	14	14			15	15	15	15
F50					6	6	6	6	6	6

Total KLM Cityhopper UK fleet	1	1	14	14	11	8	26	23	26	21

Total Regional fleet	17	19	21	20	18	15	56	54	56	52

TOTAL KLM Group	40	44	78	77	61	60	179	181	179	179

AIR FRANCE – K.L.M Group

FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 31, 2004

AIR FRANCE – K.L.M Group

CONSOLIDATED INCOME STATEMENTS

	In € millions
Nine months ended December 31,		2004	2003	2003	Year ended March 31, 2004
	Notes		Pro forma
Operating revenues	3	14,453	13,395	9,325	12,337
External expenses	4	(8,118)	(7,377)	(5,072)	(6,754)
Salaries & related costs	5	(4,378)	(4,229)	(3,048)	(4,079)
Taxes other than income tax		(172)	(159)	(141)	(186)

Gross operating result		1,785	1,630	1,064	1,318

Charge to depreciation/amortization, net	6	(1,207)	(1,187)	(887)	(1,184)
Charge to operating provisions, net	6	(58)	(42)	(39)	(46)
Gain on disposal of flight equipment, net		8	5	1	7
Other income and charges, net		(40)	(30)	10	44

Operating income		488	376	149	139

Restructuring costs		(9)	(17)	(17)	(22)
Net financial charges	7	(156)	(131)	(30)	(60)
Gains on disposals of subsidiaries and affiliates, net		64	13	1	5

Pretax income (loss)		387	241	103	62

Share in net income of equity affiliates		58	44	34	53
Amortization of goodwill		55	55	(11)	(15)

Income (loss) before income taxes and minority interests		500	340	126	100

Income tax	9	(136)	(80)	(43)	(2)

Income (loss) before minority interests		364	260	83	98

Minority interests		(7)	(10)	(3)	(5)

NET INCOME (LOSS)		357	250	80	93

Earnings (loss) per issued share		1.35		0.36	0.42
Earnings (loss) per share	10
-basic		1.39		0.37	0.43
-diluted		1.39		0.37	0.43

2003 pro forma: consolidation of the Air France group, including KLM and its consolidated subsidiaries over 8 months, identical to the method used at December 31, 2004.

AIR FRANCE – K.L.M Group

CONSOLIDATED BALANCE SHEETS

	In € millions
ASSETS as of		12.31.2004	03.31.2004	03.31.2003
	Notes
Consolidation goodwill		87	95	112
Intangible fixed assets		160	149	171
Flight equipment	11	10,865	6,951	7,284
Other property and equipment	11	1,830	955	878
Investments in equity affiliates		546	336	316
Other investments		441	268	260

Total fixed assets		13,929	8,754	9,021

Inventory		367	151	220
Trade receivables		2,025	1,651	1,432
Income tax receivable		66	101	111
Other accounts receivable		1,645	494	592
Marketable securities		2,554	1,478	1,039
Cash		400	330	193

Total current assets		7,057	4,205	3,587

Total assets		20,986	12,959	12,608

AIR FRANCE – K.L.M Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	In € millions
LIABILITIES AND STOCKHOLDERS’ EQUITY as of		12.31.2004	03.31.2004	03.31.2003
	Notes
Common stock	12	2,290	1,868	1,868
Additional paid-in capital	12	1,518	261	261
Retained earnings (accumulated deficit)	12	1,358	1,942	1,862
Cumulative translation adjustment		(8)	(9)	3

Stockholders’ equity		5,158	4,062	3,994

Minority interests		68	23	33

Stockholders’ equity and minority interests		5,226	4,085	4,027

Provisions for liabilities and charges	13	2,190	1,039	1,095
Short and long-term debt and capital leases	14	8,419	4,380	4,147
Trade payables		1,761	1,226	1,375
Income tax liability		159	21	5
Advance ticket sales		1,423	1,008	901
Other payables		1,808	1,200	1,058

Total liabilities		15,760	8,874	8,581

Total liabilities and stockholders’ equity		20,986	12,959	12,608

AIR FRANCE – K.L.M Group

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS’ EQUITY

	In € millions
Before allocation of income	Number of shares comprising common stock	Common stock	Add’l paid-in capital	Réserves	Treasury Stock	Translation differences	Stockholders’ equity	Minority interests	Stockholders’ equity and minority interests
March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29	3,990

Dividends paid				(28)			(28)	(2)	(30)
Change in treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							—	3	3

March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027

Dividends paid				(17)			(17)	(3)	(20)
Change in treasury stock				1	7		8		8
Impact of changes in accounting policies				(4)			(4)		(4)
Translation differences						(12)	(12)	(3)	(15)
Current year net income (loss)				93			93	5	98
Changes in scope of consolidation							—	(9)	(9)

March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23	4,085

Issuance of common stock	49,602,631	422	346				768		768
Contribution of assets			922	(922)			—		—
Exchange offer costs			(11)				(11)		(11)
Dividends paid				(17)			(17)	(1)	(18)
Change in treasury stock					(2)		(2)		(2)
Translation differences						1	1		1
Net income for the period				357			357	7	364
Changes in scope of consolidation							—	39	39

December 31, 2004	269,383,518	2,290	1,518	1,378	(20)	(8)	5,158	68	5,226

AIR FRANCE – K.L.M Group

CONSOLIDATED STATEMENT OF CASH FLOWS

	In € millions
Nine months ended December 31,	2004	2003	Year ended 03.31.2004
Cash flows from operating activities	1,564	836	1,201

Gross operating result	1,785	1,064	1,318
Other income (expenses) received (paid)	(67)	(37)	(23)
Foreign exchange gains (losses)	(2)	(2)	3
Operating cash flows	1,716	1,025	1,298
Changes in working capital	81	(83)	54
Restructuring expenditure	(34)	(16)	(18)
Interest paid	(218)	(110)	(163)
Interest received	41	27	36
Income tax paid (received)	(22)	(7)	(6)

Cash flows from investing activities	(751)	(647)	(849)

Acquisitions of subsidiaries	586	(5)	(10)
Purchase of tangible and intangible fixed assets	(1,623)	(892)	(1,269)
Disposals of subsidiaries	114	9	24
Proceeds on disposal of tangible and intangible assets	146	226	391
Dividends received	26	15	15

Cash flows from financing activities	287	222	386

New debts	724	657	901
Repayment of debts	(189)	(340)	(345)
Repayment of capital lease obligations	(264)	(127)	(152)
Net decrease (increase) in loans	19	(25)	(29)
Net decrease (increase) in short - term investments	22	82	35
Dividends paid	(25)	(25)	(24)

Translation differences	—	(1)	(5)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,100	410	733

Opening cash and cash equivalents	1,405	672	672
Closing cash and cash equivalents	2,505	1,082	1,405

AIR FRANCE – K.L.M Group

NOTES TO THE FINANCIAL STATEMENTS

AIR FRANCE – K.L.M Group

1. ACCOUNTING POLICIES

The consolidated financial statements ended December 31, 2004 have been prepared in accordance with the accounting principles and valuation methods used for the annual financial statements, in agreement with:

•	Regulation 99-02 of the French accounts committee, the Comité de Réglementation Comptable (CRC), concerning consolidated financial statements of commercial companies and public organizations;

•	Recommendation 99.R.01 of the Conseil National de la Comptabilité (CNC), concerning interim financial statements.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

2.1 - Scope of consolidation

As of December 31, 2004, the Group included 158 companies, 135 of which are fully consolidated, 3 are proportionately consolidated and 20 are consolidated using the equity method. The change in the scope of consolidation is mainly due to the consolidation of the KLM group.

As the Exchange Offer closed in May 2004, the group’s results include KLM’s results over a period of eight months (May to December 2004). At this date, the group holds 97.2% of the common shares of KLM stock.

In addition, the Servair group was consolidated with one quarter difference until March 31, 2004. To make up for this difference, the Servair group was consolidated over 12 months (January-December 2004) in the period ended December 31, 2004. In addition, Air France increased its stake in the Servair group by 3.1 points, from 94.5% to 97.6%. This additional stock purchase had no significant impact on the consolidated accounts closed at December 31, 2004.

Moreover, Air France transferred on 30 December 2004 all its stake in Amadeus France to Amadeus GTD. The net income of Amadeus France and its subsidiary have been consolidated within the Group until 30 December 2004.

Proteus Developpement and Proteus Finance merged with Air France Finance.

2.2 - Comparability

For the purposes of comparison, a pro forma consolidated statement of income at December 31, 2003 has been prepared using methods and consolidation scope identical to those used at December 31, 2004. The unaudited pro forma income statement does not necessarily give an indication of the earnings that would have been achieved by Air France – KLM if the merger with KLM had actually taken place on the date adopted for preparing the pro forma income statement.

On the basis of these (still provisional) estimates of the assets and liabilities as valued on the date of acquisition, the first consolidation of the KLM group shows “badwill” of 967 million euros. This has been determined on the basis of an acquisition price of 797 million euros and a share of the shareholders’ equity acquired of 1,764 million euros. Shareholders’ equity specifically includes the adjustment to market value of the KLM group’s fleet for a total of (883) million euros the recognition in the item “Other debtors” of the surplus value of the funds earmarked to cover employee retirement commitments for a total of 959 million euros.

As some valuations are still in process, this badwill may be adjusted during the appropriation period available to the group, which runs to the end of the fiscal year following the year of acquisition.

This is the case for the value of the funds allocated to cover pension commitments. An in-depth review of this accounting standard is currently being carried out in order to determine whether this item may be recorded on the balance sheet.

AIR FRANCE – K.L.M Group

Pending the definitive position that will be used for closing the annual accounts, the considers that according to accounting standards, this surplus may be recognized. However the Group has, as a precautionary measure, chosen not to amortize the portion of negative goodwill relative to the excess fund value in the second and the third quarter.

The estimated amount of this portion came to 610 million euros at December 31, 2004. The impact of this amount on income, had it been amortized in the second and the third quarter, would have generated an increase of approximately 63 million in net income.

The amortization period retained is 5 years, reflecting the length of time that the group considers reasonable for implementing the anticipated synergies, and the costs incurred in achieving them. The allocation for the period totaled 66 million euros at December 31, 2004.

Badwill is recognized in the item “Provisions for liabilities and charges” on the liabilities side of the balance sheet.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

3.1 - Information by sector of activity

Nine months ended December 31,	In € millions
	2004		2003		2003
	Operating revenues	Operating income	Operating revenues	Operating income	Operating revenues	Operating income
	Proforma
Passenger	11,368	310	10,585	261	7,759	106
Cargo	1,865	76	1,694	37	1,071	9
Maintenance	566	37	544	32	380	35
Others	654	65	572	46	115	(1)

Total	14,453	488	13,395	376	9,325	149

Consolidated sales revenues, for the period ended December 31, 2004, totaled 14.5 billion euros, an increase of 7.9% over revenues for the previous pro forma period. This increase was generated by all activity sectors, particularly passengers and cargo.

Operating income rose from 112 to 488 million euros against 376 million euros at December 31, 2003. All activities made a positive contribution to this result; passenger and cargo activities grew substantially.

AIR FRANCE – K.L.M Group

3.2 - Analysis of operating revenues by geographical area of sale

	In € millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2004
Scheduled passenger	7,203	(67.6%)	277	(2.6%)	740	(6.9%)	1,561	(14.7%)	871	(8.2%)	10,652
Other passenger revenues	521	(72.8%)	30	(4.2%)	34	(4.7%)	64	(8.9%)	67	(9.4%)	716

Total Passenger	7,724	(67.9%)	307	(2.7%)	774	(6.8%)	1,625	(14.3%)	938	(8.3%)	11,368

Cargo	824	(47.6%)	33	(1.9%)	114	(6.6%)	195	(11.3%)	564	(32.6%)	1,730
Other cargo revenues	95	(70.3%)	4	(3.0%)	5	(3.7%)	14	(10.4%)	17	(12.6%)	135

Total Cargo	919	(49.2%)	37	(2.0%)	119	(6.4%)	209	(11.2%)	581	(31.2%)	1,865

Maintenance	561	(99.1%)	—	—	—	—	—	—	5	(0.9%)	566
Others	629	(96.2%)	16	(2.4%)	9	(1.4%)	—	—	—	—	654

Total	9,833	(68.1%)	360	(2.5%)	902	(6.2%)	1,834	(12.7%)	1,524	(10.5%)	14,453

Nine months ended December 31, 2003 (proforma)
Scheduled passenger	6,733	(67.8%)	315	(3.2%)	698	(7.0%)	1,403	(14.1%)	782	(7.9%)	9,931
Other passenger revenues	529	(81.0%)	19	(2.9%)	29	(4.4%)	46	(7.0%)	31	(4.7%)	654

Total Passenger	7,262	(68.5%)	334	(3.2%)	727	(6.9%)	1,449	(13.7%)	813	(7.7%)	10,585

Cargo	772	(49.8%)	32	(2.1%)	111	(7.1%)	177	(11.4%)	461	(29.7%)	1,553
Other cargo revenues	77	(54.6%)	8	(5.7%)	8	(5.7%)	26	(18.4%)	22	(15.6%)	141

Total Cargo	849	(50.1%)	40	(2.4%)	119	(7.0%)	203	(12.0%)	483	(28.5%)	1,694

Maintenance	539	(99.1%)	—	—	—	—	—	—	5	(0.9%)	544
Others	561	(98.2%)	10	(1.7%)	1	(0.2%)	—	—	—	—	572

Total	9,211	(68.8%)	384	(2.9%)	847	(6.3%)	1,652	(12.3%)	1,301	(9.7%)	13,395

Nine months ended December 31, 2003
Scheduled passenger	5,025	(70.1%)	281	(3.9%)	446	(6.2%)	931	(13.0%)	490	(6.8%)	7,173
Other passenger revenues	473	(80.8%)	19	(3.2%)	26	(4.4%)	41	(7.0%)	27	(4.6%)	586

Total Passenger	5,498	(70.8%)	300	(3.9%)	472	(6.1%)	972	(12.5%)	517	(6.7%)	7,759

Cargo	507	(53.1%)	30	(3.1%)	69	(7.2%)	102	(10.7%)	248	(25.9%)	956
Other cargo revenues	65	(56.5%)	8	(7.0%)	6	(5.2%)	23	(20.0%)	13	(11.3%)	115

Total Cargo	572	(53.4%)	38	(3.5%)	75	(7.0%)	125	(11.7%)	261	(24.4%)	1,071

Maintenance	375	(98.7%)	—	—	—	—	—	—	5	(1.3%)	380
Others	104	(90.4%)	10	(8.7%)	1	(0.9%)	—	—	—	—	115

Total	6,549	(70.2%)	348	(3.7%)	548	(5.9%)	1,097	(11.8%)	783	(8.4%)	9,325

Changes in sales revenues varied by geographic region; thus, the change on a pro forma basis included a 0.8 point increase from Asia and 0.4 point from the Americas, while the Africa-Middle East region remained stable, and Europe and the West Indies-Caribbean-Indian Ocean markets fell by 0.7 and 0.4 point respectively.

AIR FRANCE – K.L.M Group

3.3 - Analysis of operating revenues by geographical area of destination

	in € millions
	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2004
Scheduled passenger	4,585	(43.1%)	814	(7.6%)	1,434	(13.5%)	2,270	(21.3%)	1,549	(14.5%)	10,652
Cargo	146	(8.4%)	135	(7.8%)	210	(12.1%)	487	(28.2%)	752	(43.5%)	1,730

Total	4,731	(38.1%)	949	(7.7%)	1,644	(13.3%)	2,757	(22.3%)	2,301	(18.6%)	12,382
Nine months ended December 31, 2003 (pro forma)
Scheduled passenger	4,387	(47.6%)	911	(10.8%)	1,301	(11.1%)	2,093	(20.1%)	1,239	(10.4%)	9,931
Other passenger revenues	153	(14.2%)	128	(12.1%)	189	(12.0%)	431	(27.1%)	652	(34.6%)	1,553

Total	4,540	(39.6%)	1,039	(9.0%)	1,490	(13.0%)	2,524	(22.0%)	1,891	(16.5%)	11,484
Nine months ended December 31, 2003
Scheduled passenger	3,420	(47.6%)	772	(10.8%)	794	(11.1%)	1,443	(20.1%)	744	(10.4%)	7,173
Other passenger revenues	135	(14.2%)	116	(12.1%)	115	(12.0%)	259	(27.1%)	331	(34.6%)	956

Total	3,555	(43.8%)	888	(10.9%)	909	(11.2%)	1,702	(20.9%)	1,075	(13.2%)	8,129

Changes in revenues by network also showed variations. Asia’s share of revenues rose 2.1 points, Africa-Middle East and America gained 0.3, while the share of the markets in the West Indies-Caribbean-Indian Ocean, Europe fell by 1.3 and 1.5 point respectively.

4. EXTERNAL EXPENSES

	In € millions
Nine months ended December 31,	2004	2003 Pro forma	2003	Variation
Aircraft fuel	2,034	1,483	974	37.2%
Chartering costs	410	368	301	11.4%
Aircraft operating lease costs	477	468	350	1.9%
Landing fees and en route charges	1,107	1,033	687	7.2%
Catering	304	288	229	5.6%
Handling charges and other operating costs	808	809	571	-0.1%
Aircraft maintenance costs	473	470	280	0.6%
Commercial and distribution costs	1,082	1,092	798	-0.9%
Other external expenses	1,423	1,366	882	4.2%

Total	8,118	7,377	5,072	10.0%

Excluding aircraft fuel	6,084	5,894	4,098	3.2%

External charges were up 10 % at December 31, 2004, increasing from 7.38 billion euros to 8.12 billion euros. This change, higher than the growth in the group’s available seats (+ 8.3 % in EASK), is due primarily to fuel costs which rose significantly because of the surge in oil prices. Excluding fuel, the growth in external charges was limited to 3.2%.

Aircraft charters rose 11.4 % to 410 million euros at December 31, 2004, up from 368 million euros in the previous half, due to greater use of code shares with some of our partners (such as Korean Air, Japan Airlines, and Vietnam Airlines) and as a result of the implementation of Air France’s new “Dedicate” product.

AIR FRANCE – K.L.M Group

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

	In € millions
Nine months ended December 31,	2004	2003 Pro forma	2003	Variation
By cost category
Wages and salaries	3,331	3,255	2,264	2.3%
Pension contributions	322	297	191	8.4%
Social security contributions	807	770	649	4.8%
Amount capitalized	(82)	(93)	(56)	-11.8%

Total	4,378	4,229	3,048	3.5%

Personnel costs totaled 4.38 billion euros versus 4.23 billion euros at December 31, 2003, an increase of 3.5% in personnel on a constant consolidation basis, and down 1.1% to 102 252 employees. This increase is primarily the result of a reduction in the allowances for social costs that had been granted, in France, for the change to the 35-hour working week.

5.2 - Average number of employees

Nine months ended December 31,	2004	2003 Proforma	2003	Variation
Total	102,252	103,367	71,900	-1.1%

Fligth deck crew	7,797	7,796	5,017	0.0%
Cabin crew	19,872	19,907	13,235	-0.2%

Groundstaff	74,583	75,664	53,648	-1.4%

Management	12,969	12,704	9,149	2.1%
Supervisors	29,240	29,053	20,720	0.6%
Other staff	32,374	33,907	23,779	-4.5%

Pilots and cabin crew	26,011	25,942	17,290	0.3%
Instructors	978	1,073	650	-8.9%
Management	680	688	312	-1.2%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

AIR FRANCE – K.L.M Group

6. DEPRECIATION AND AMORTIZATION

	In € millions
Nine months ended December 31,	2004	2003 Pro forma	2003	Variation
Net charge to depreciation/amortization	1,207	1,187	887	1.7%
- Intangible fixed assets	36	37	27	-2.7%
- Flight equipment	991	983	751	0.8%
- Other property, plant and equipment	180	167	109	7.8%
Net charge to operating provisions	58	42	39	—
- Fixed assets	—	—	—	—
- Inventories	2	2	2	—
- Trade receivable	3	8	8	—
- Liabilities and charges	53	32	29	—

Total	1,265	1,229	926	2.9%

7. NET FINANCIAL CHARGES

	In € millions
Nine months ended December 31,	2004	2003 (1)	Variation
Financial expenses	(227)	(105)	116.2%
- Loan interest	(79)	(77)	2.6%
- Lease interest	(40)	(40)	0.0%
- Capitalized interest	22	15	46.7%
- Other financial expenses	(130)	(3)	4233.3%
Financial income	81	29	179.3%
- Interest on securities	3	2	50.0%
- Net gains on securities	25	18	38.9%
- Other financial income	53	9	488.9%

Net charges	(146)	(76)	92.1%

Foreign exchange losses, net	6	32	—
Net (charge) release to provisions	(16)	14	—

Total	(156)	(30)	—

(1)	with a constant group structure

The interest rate used in the calculation of capitalized interest for the half year ended December 31, 2004 was 4.56% .

Foreign exchange gains for the period include an unrealized net gain of EUR 8 million (against a net gain of EUR 34 million for the period ended December 31, 2003).

The item “Other financial income” includes a financial gain of 27.6 million euros arising from the financing contract for one of the Air France aircraft. The realization of this gain and the determination of its amount were subject to the outcome of a financial agreement between Air France and the financial organization at a date close to the debt’s maturity. This final agreement was reached on July 21, 2004.

“Other financial income” includes also dividends received from non consolidated companies in the amount of EUR 7 million for the period ended December 31, 2004 (compared with EUR 3 million for the period ended December 31, 2003).

AIR FRANCE – K.L.M Group

8. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

The gains of disposals of subsidiaries and affiliates are mainly due to the transfer of Amadeus France and its subsidiary Amadeus France Service to Amadeus GTD.

9. INCOME TAX

	In € millions
Nine months ended December 31,	2004	2003(1)
Current tax charge	(10)	(5)
Deferred tax credit (charge)	(126)	(38)

Total tax credit (charge)	(136)	(43)

(1)	with a constant group structure

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

AIR FRANCE – K.L.M Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 17, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations